[Simpson Thacher Letterhead]

June 14, 2012

VIA EDGAR TRANSMISSION

Ms. Celeste M. Murphy

Mr. Larry Spirgel

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	The ADT Corporation

Amendment No. 1 to Form 10-12B

Filed May 25, 2012

File No. 001-35502

Dear Ms. Murphy and Mr. Spirgel:

On behalf of The ADT Corporation (the “Company”), we are writing to respond to the comments set forth in the comment letter of the staff of the Securities and Exchange Commission (the “Staff”) dated June 4, 2012 (the “Comment Letter”), relating to the above-referenced Amendment No. 1 to the Registration Statement on Form 10-12B filed by the Company on May 25, 2012 (the “Registration Statement”), including the Information Statement filed as Exhibit 99.1 (the “Information Statement”) thereto.

Set forth below are our responses to the Staff’s comments as set forth in the Comment Letter. For your convenience, the numbered paragraphs of this letter correspond to the numbered paragraphs of the Comment Letter. To assist your review, we have retyped the text of the Staff’s comments in italics below. The responses and information described below are based upon information provided to us by the Company.

General

Summary, page 1

Summary of the Spin-Off, page 6

1.	We note your response to comment 5 in our letter dated April 10, 2012. However, please revise your summary disclosure on page 9 to briefly discuss the specific transactions you expect to complete that would result in you incurring new indebtedness. This includes entering into a new unsecured senior revolving credit facility for a commitment of up to $750 million. In addition, discuss the other indebtedness you expect to incur in an amount of $2.5 billion in connection with the spin-off. We note your disclosure on page 124. Further, please confirm your understanding that once you have provided the specific terms of your indebtedness in an amendment to this information statement, we may have further comments.

The Company advises the Staff that it is still in the process of determining the specific financing transactions it expects to complete to incur the referenced indebtedness and will disclose the terms of such transactions when they are known in a pre-effective amendment to the Registration Statement. The Company confirms its understanding that the Staff may have further comments once the Company has provided the specific terms of its new indebtedness.

Financial Statements

Note 1. Basis of Presentation and Summary of Significant Accounting Policies, page F-7

Revenue Recognition, page F-8

2.	In your revenue recognition policy here, and elsewhere as appropriate, please provide a description and nature of performance, cancellation, termination, or refund type provisions in your contracts, in particular the multiple-element type arrangements.

The Company acknowledges the Staff’s comment and advises the Staff that its customer contracts, including multiple-element type arrangements, contain provisions for contract termination charges related to terminations and cancellations of monitoring and maintenance services prior to the end of the contract term. Amounts recorded for customer contract termination charges for each of the last three fiscal years have been immaterial. The Company may refund up-front consideration and monitoring fees paid during the six months following installation of a system in limited circumstances after all attempts to resolve customer concerns have been exhausted. Amounts that the Company has refunded have also been immaterial for each of the past three fiscal years.

In response to the Staff’s comment, the Company will include in future filings the following revised disclosure in the “Revenue Recognition” discussion in the Critical Accounting Policies & Estimates section of both “Management’s Discussion and Analysis of Financial Conditions and Results of Operations” and Note 1 to the Financial Statements:

“Sales of security monitoring systems may have multiple elements, including equipment, installation, monitoring services and maintenance agreements. The Company assesses its revenue arrangements to determine the appropriate units of accounting. In certain circumstances, ownership of the system is contractually transferred to the customer, in which case each deliverable provided under the arrangement is considered a separate unit of accounting. Revenue associated with sale of equipment and related installations is recognized once delivery, installation and customer acceptance is completed, while the revenue for monitoring and maintenance services is recognized on a straight-line basis over the contract term as services are rendered. Early termination of the contract by the customer results in a termination charge in accordance with the customer contract, which is due immediately following the termination date. The amounts of contract termination charges recognized in revenue during the years ended September 30, 2011, September 24, 2010 and September 25, 2009 were not material. The Company may refund up-front consideration and monitoring fees paid during the six months following installation of a system in limited circumstances after all attempts to resolve customer concerns have been exhausted. Amounts that the Company has refunded during the years ended September 30, 2011, September 24, 2010 and September 25, 2009 were not material. Amounts assigned to each unit of accounting are based on an allocation of total arrangement consideration using a hierarchy of estimated selling price for the deliverables. The selling price used for each deliverable is based on Vendor Specific Objective Evidence (“VSOE”) if available, Third Party Evidence (“TPE”) if VSOE is not available, or estimated selling price if neither VSOE nor TPE is available. Revenue recognized for equipment and installation is limited to the lesser of their allocated amounts under the estimated selling price hierarchy or the non-contingent up-front consideration received at the time of installation, since collection of future amounts under the arrangement with the customer is contingent upon the delivery of monitoring and maintenance services.”

Subscriber System Assets and Related Deferred Cost and Deferred Revenue, page F-9

3.	We note your response to comment 28 in our letter dated May 3, 2012. In order to clarify the pattern in which the economic benefits of the subscriber system assets and related deferred costs and deferred revenues are consumed, please disclose the average accelerated declining depreciation rate as a percentage of the total of this asset class within years 1 through 5, 6 through 10, and 11 through 15.

In response to the Staff’s comment, the Company will include in future filings the following revised disclosure in the “Subscriber System Assets and Related Deferred Costs and Deferred Revenue” discussion in Note 1 to the Financial Statements:

“Subscriber system assets and any deferred costs and revenue resulting from the customer acquisition are accounted for over the expected life of the customer relationship. The Company accounts for subscriber system assets and related deferred costs and deferred revenue using pools, with separate pools for the components of subscriber system assets and any related deferred costs and deferred revenue based on the same month and year of acquisition. The Company depreciates its pooled subscriber system assets and related deferred costs and deferred revenue using an accelerated method over 15 years. ~~The accelerated method utilizes declining balance rates~~ In order to align the depreciation of these assets to the pattern in which their economic benefits are consumed, the accelerated method utilizes an average declining balance rate of 240% and converts to a straight-line methodology when the resulting depreciation charge is greater than that from the accelerated method, resulting in an average depreciation of 58% of the pool within the first five years, 25% within the second five years and 17% within the final five years.”

Note 5. Goodwill and Intangible Assets, page F-21

4.	Furthermore, in order to clarify the pattern in which the economic benefits of the contracts and related customer relationship intangible asset disclosed on page F-21 are consumed, please disclose the average accelerated declining amortization rate as a percentage of the total of this asset class within years 1 through 5, 6 through 10, and 11 through 15.

In response to the Staff’s comment, the Company will include in future filings the following revised disclosure in the “Dealer and Other Amortizable Intangible Assets, Net” discussion in Note 1 to the Financial Statements:

“Intangible assets arising from the ADT dealer program described above are amortized in pools determined by the same month and year of contract commencement on an accelerated basis over the period and pattern of economic benefit that is expected to be obtained from the customer relationship. The estimated useful life of dealer intangibles is 15 years. The accelerated method for amortizing these intangible assets utilizes an average declining balance rate of 300% and converts to a straight-line methodology when the resulting amortization charge is greater than that from the accelerated method, resulting in an average amortization of 67% of the pool within the first five years, 22% within the second five years and 11% within the final five years.”

We advise the Staff that the Company acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We thank you for your assistance in this matter. Please do not hesitate to call me at (212) 455-3188 with any questions or further comments you may have regarding this letter or if you wish to discuss our responses to the Comment Letter.

Very truly yours,

/s/ Alan Klein, Esq.

Alan Klein, Esq.

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